December 7, 2009
QMM: NYSE Amex
QTA: TSX Venture
NR-25

QUATERRA COMMENCES STEP-OUT DRILLING
ON MACARTHUR COPPER OXIDE RESOURCE
Test of Primary sulphide target also planned

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that a new phase of exploration drilling has commenced at the Company’s 100% owned MacArthur Copper Project near Yerington, Nevada. The planned 19,000 foot drilling program started on December 5, 2009, after the Bureau of Land Management’s approval of the Plan of Operations (POO), the Environmental Assessment (EA) and a Finding of No Significant Impact for the MacArthur project.

The program will include approximately 15,000 feet of reverse circulation (RC) drilling in 30 holes and 4,000 feet of core drilling in two holes. The RC drilling on 500 foot-centers has two objectives: 1) to define the northern limit of higher grade acid soluble copper mineralization northwest of the pit where hole QM-60 intercepted 260 ft. averaging 0.38% Cu at a depth of 140 ft.; and, 2) to evaluate an undrilled area west of the pit where QM-67 intercepted 50 ft. averaging 0.42% Cu at a depth of 175 ft.

The core drilling, which is scheduled for early 2010, will test the porphyry copper target located to the north of drill hole QM-68 which intercepted 115 ft. of primary copper mineralization averaging 1.15% Cu at a depth of 470 ft. An induced polarization geophysical survey is in progress to delineate the extent of the sulphide system and optimize core hole locations.

“The objective of this drilling program is to increase the size of our copper oxide resource and explore for an underlying porphyry copper deposit,” says Eugene Spiering, Quaterra’s VP Exploration.

Since April 2007, Quaterra has completed 80,137 feet of drilling in 49 core holes and 124 reverse circulation holes under a Notice of Intent level permit that limited surface disturbance to a maximum of five acres. The recently approved POO and EA covers most of the Company’s project area with the first phase of operations permitting the construction of 274 drill sites and up to 25.5 acres of surface disturbance.

As referenced in Quaterra’s news release dated January 26, 2009, MacArthur has a measured and indicated oxide/chalcocite resource of 57.36 million tons averaging 0.239% total copper (TCu) containing 273.6 million pounds of copper and an inferred oxide/chalcocite resource of 75.8 million tons averaging 0.283% TCu that contains 429.3 million pounds of copper. It also has an inferred primary sulfide resource of 6.4 million tons averaging 0.539% TCu and contains 68.9 million pounds of copper using a cutoff grade of 0.30% TCu. The mineralized area currently covers approximately 1.5 square miles and remains open to extension on three sides and near the deposit center just west of the pit.

The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton
President and CEO, Quaterra Resources Inc.

Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.